Intelligent Living Application Group Inc.

November 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Eranga Dias
Bradley Ecker

Re:	Intelligent Living Application Group Inc. Withdrawal of Request for Acceleration Registration Statement on Form F-3 File No. 333-274495

Dear Mr. Dias and Mr. Ecker:

Intelligent Living Application Group Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on November 30, 2023, which requested that the above-referenced Registration Statements become effective on December 1, 2023 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter. The Company is no longer requesting that such Registration Statements be declared effective at this specific date and time and the Company hereby formally withdraws such request for acceleration.

If you have any questions regarding the foregoing, please contact our counsel at FisherBroyles, LLP, Jeffrey Li at (703) 618-2503.

Very truly yours,

Intelligent Living Application Group Inc.

/s/ Bong Lau
Bong Lau, Chief Executive Officer